SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UNITEDGLOBALCOM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Number)

Elizabeth M. Markowski

Senior Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913247 50 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,002,376 shares(1)

	8.	Shared Voting Power 11,448,696 shares(2),(3)

	9.	Sole Dispositive Power 296,002,376 shares(1)

	10.	Shared Dispositive Power 11,448,696 shares(2),(3)

(1) Includes 293,264,206 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class C Common Stock beneficially owned by the Reporting Person.

(2) Includes 9,859,336 shares of Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class C Common Stock beneficially owned by the Reporting Person.

(3) The Reporting Person may be deemed to share beneficial ownership of 1,589,360 shares of the Issuer’s Class A Common Stock and 9,859,336 shares of the Issuer’s Class C Common Stock held by Liberty International B-L LLC with BCI International Investments, LLC.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,451,072 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](5)

13.	Percent of Class Represented by Amount in Row (11) 75.28%(6)

14.	Type of Reporting Person (See Instructions) CO

(4) Includes 303,123,542 of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class C Common Stock beneficially owned by the Reporting Person.

(5) The Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement described in, and attached as an exhibit to, the Original Statement on Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on February 26, 2002.  The Reporting Person disclaims being a member of any such group and disclaims having beneficial ownership of any securities of the Issuer held by any such other party.

(6) According to the Definitive Proxy Statement on Schedule 14A, filed by the Issuer on October 21, 2003, at October 20, 2003 the Issuer had 105,310,451 shares of Class A Common Stock, 8,198,016 shares of Class B Common Stock and 303,123,542 shares of Class C Common Stock outstanding. Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder without consideration. Each share of the Issuer’s Class C Common Stock is convertible into one share of the Issuer’s Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer’s Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer’s Class A Common Stock. Because the Reporting person does not beneficially own any shares of the Issuer’s Class B Common Stock, the indicated percentage has been calculated assuming that no shares of the Issuer’s Class B Common Stock have been converted into shares of the Issuer’s Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

UNITEDGLOBALCOM, INC.

This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on February 26, 2002 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on February 28, 2003 (“Amendment No. 1”) and Amendment No. 2 on Schedule 13D/A filed by the Reporting Person with the Commission on August 21, 2003 (“Amendment No. 2”), and relates to the shares (the “Shares”) of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer” or “United”).  The Original Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to as the “Statement.”  Items 2, 3, 6 and 7 of, and Schedules 1 and 2 to, the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 2.	Identity and Background
Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:
The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is a holding company that, through its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv)

satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

Of the Shares and the shares of United Class C Common Stock described herein as beneficially owned by the Reporting Person or its subsidiaries, 1,589,360 Shares and 9,859,336 shares of United Class C Common Stock are beneficially owned by Liberty International B-L LLC, a Delaware limited liability company (“Holding LLC”), an indirect subsidiary in which the Reporting Person owns a 79% interest.

To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:
The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented by adding the following:
Waiver Letter.

On October 6, 2003, United and one of its subsidiaries commenced an offer (as amended as described below, the “Exchange Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share (“UGCE Common Stock”), of UGC Europe, Inc., a Delaware corporation (“UGCE”), not already owned by United or its subsidiaries in exchange for shares of United Class A Common Stock.  In its public filings regarding the Exchange Offer,

United has indicated that, following the completion of the Exchange Offer, a subsidiary of United will effect a short-form merger (the “Merger”) pursuant to which any and all remaining stockholders of UGCE will receive the same consideration as received by holders of shares of UGCE Common Stock tendering such shares in the Exchange Offer.  On November 12, 2003, United gave public notice of an amendment to the Exchange Offer.

As previously disclosed, pursuant to the Standstill Agreement, the Liberty Parties have certain preemptive rights with respect to the issuance of United Class A Common Stock, which allow the Liberty Parties upon the exercise of such rights to purchase a portion of such issuance sufficient to maintain their then existing equity percentage in United.  The issuance of shares of United Class A Common Stock pursuant to the Exchange Offer and the Merger triggers the Liberty Parties’ preemptive rights under the Standstill Agreement.

On November 12, 2003, the Reporting Person entered into a letter agreement (the “Waiver Letter”) with United, pursuant to which, the Reporting Person, on behalf of the Liberty Parties, agreed, subject to the completion of the Exchange Offer, that the Liberty Parties may, but are not obligated to, exercise their preemptive rights to purchase up to an aggregate number of shares of United Class A Common Stock (the “Preemption Shares”) equal to the number of shares of United Class A Common Stock sufficient to permit the Liberty Parties to hold a number of shares of common stock of United equal to 55% (or in certain cases up to 60%) of the total number of shares of outstanding common stock of United immediately following such issuance of shares of United Class A Common Stock upon consummation of the Exchange Offer and Merger, assuming for purposes of calculating such percentage that the transactions contemplated by the Share Exchange Agreement have been consummated.  Pursuant to the Waiver Letter, the Reporting Person, on behalf of each of the Liberty Parties, waived the Liberty Parties’ preemptive right under the Standstill Agreement to acquire any shares of United Class A Common Stock in connection with the Exchange Offer and Merger in excess of the number of Preemption Shares determined in accordance with the Waiver Letter.  The per share purchase price for the Preemption Shares will be equal to the quotient of (i) the arithmetic average of the volume weighted average prices for a share of UGCE Common Stock on the principal United States securities exchange or The Nasdaq Stock Market on which UGCE Common Stock trades, as reported by Bloomberg, L.P., for each of the three consecutive full trading days ending on and including the last full trading day immediately prior to publication of notice of the acceptance of shares of UGCE Common Stock for exchange in the Exchange Offer divided by (ii) 10.3, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events after the date of the Waiver Letter affecting the United Class A Common Stock or the UGCE Common Stock.  The aggregate purchase price for the Preemption Shares will be paid (x) first, by the surrender of all or a portion of loans owed by a subsidiary of the Issuer to a subsidiary of the Reporting Person and (y) second, with cash from the Reporting Person’s working capital.

The Waiver Letter also provides that the Liberty Parties’ preemptive rights under the Standstill Agreement will survive the termination of the Standstill Agreement, and amends the preemptive rights provision, effective from and after the date of termination of the Standstill Agreement, to provide that, subject to the exceptions set forth in the Standstill Agreement, if at any time United issues, grants or sells any United Class A Common Stock or rights to acquire United Class A Common Stock, the Liberty Parties shall have the right, but not the obligation, to acquire from United a portion of such issuance for a purchase price determined in accordance therewith up to an amount sufficient to permit the Liberty Parties to hold a number of shares of common stock of United equal to the lesser of (x) 55% of the total outstanding shares of common stock of United and (y) the percentage of the total outstanding Common Stock of United represented by the common stock held by the Liberty Parties immediately prior to such issuance.

The foregoing description of the Waiver Letter is qualified in its entirety by reference to the text of the Waiver Letter, a copy of which is incorporated by reference as Exhibit 7(l) hereto, which is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to this Amendment:

Exhibit No.	Exhibit

7(l)	Letter Agreement, dated as of November 12, 2003, by and between Liberty Media Corporation and UnitedGlobalCom, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003

LIBERTY MEDIA CORPORATION

	By:	/s/ Elizabeth M. Markowski
Elizabeth M. Markowski Senior Vice President

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned

Robert R. Bennett

147,916 shares of United Class A Common Stock, which includes beneficial ownership of 47,916 shares of United Class A Common Stock, which may be acquired within 60 days after November 1, 2003, pursuant to stock options.

Paul A. Gould	70,000 shares of United Class A Common Stock.

Gary S. Howard	47,916 shares of United Class A Common Stock, which may be acquired within 60 days after November 1, 2003, pursuant to stock options.

John C. Malone	167,498 shares of United Class A Common Stock, which may be acquired within 60 days after November 1, 2003, pursuant to stock options.